June 11, 2025

Min-jie Cui
Chief Financial Officer
MKDWELL Tech Inc.
1F, No. 6-2, Duxing Road,
Hsinchu Science Park,
Hsinchu City 300, Taiwan

       Re: MKDWELL Tech Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed April 3, 2025
           File No. 001-42197
Dear Min-jie Cui:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing